Exhibit (a)(1)(iv)

FORMS OF LETTERS FROM THE FUND TO SHAREHOLDERS IN CONNECTION WITH

ACCEPTANCE OF OFFERS OF TENDER

[    , 20 ]

Dear Shareholder:

Franklin Lexington Private Markets Fund (the “Fund”) has received and accepted for repurchase your tender of all or a part of your interests in the Fund (your “Shares”).

Because you have tendered and the Fund has repurchased all or a part of your Shares, the Fund will provide payment to you of an amount equal to at least 95% of the value of the repurchased Shares, determined based on the unaudited value of the Fund as of March 31, 2026, in accordance with the terms of the tender offer. A cash payment in this amount will be sent to you or your custodian of record no later than May 15, 2026, unless the repurchase date of the Shares in the Fund has changed; provided that, if you tendered some but not all of your Shares for repurchase you will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Fund’s Board of Trustees (the “Board”), in its sole discretion. If such requirement is not waived by the Board, the Fund may redeem all of your Shares. To the extent you seek to tender all of the Shares you own and the Fund repurchases less than the full amount of Shares that you request to have repurchased, you may maintain a balance of Shares of less than $10,000 following such Share repurchase.

The Fund may hold back a portion of the amount due to you, which shall not exceed 5% of the total amount due to you. If there is such a holdback, the second and final payment for the balance due shall be paid no later than 5 business days after the completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of March 31, 2026.

If you are tendering only a portion of your Shares, you remain a shareholder of the Fund with respect to the portion of your Shares that you did not tender.

Should you have any questions, please feel free to contact your Financial Intermediary or SS&C at (844) 534-4627.

Sincerely,

Franklin Lexington Private Markets Fund

[    , 20 ]

Dear Shareholder:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our repurchase of your shares in Franklin Lexington Private Markets Fund (the “Fund”).

Because you have tendered and the Fund has repurchased all or a part of your shares in the Fund, you have been paid an amount equal to at least 95% of the value of the repurchased shares in the Fund based on the unaudited value of the Fund as of March 31, 2026, in accordance with the terms of the tender offer. A cash payment in this amount has been sent to you or your custodian of record.

The balance of the repurchase amount will be paid to you promptly but no later than 5 business days after the completion of the Fund’s next annual audit according to the terms of the tender offer.

Should you have any questions, please feel free to contact your Financial Intermediary or SS&C at (844) 534-4627.

Sincerely,

Franklin Lexington Private Markets Fund